UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

 Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the date of 25 September 2014

ALLIED IRISH BANKS, public limited company

 Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

For Immediate Release	25 September 2014

AIB announces retirement of Non-Executive Director

Allied Irish Banks, p.l.c. ("AIB") announces that Mr. Thomas Wacker, Non-Executive Director, has notified the Board of his intention to retire from the Board following completion of his three year term on 12 October 2014.

Chairman, David Hodgkinson thanked Tom for his contribution to the Board stating "Tom joined the AIB Board in 2011 at a time when the Board and the Company were going through significant change and addressing a range of significant challenges. I thank Tom for his commitment and contribution during this time and I wish him well for the future."

-Ends-

For more information please contact:
David O'Callaghan,
Company Secretary,
Allied Irish Banks, p.l.c.
Tel: +353-1-660 0311

 ALLIED IRISH BANKS, p.l.c.

(Registrant)

Date: 25 September  2014

By: ___________________

                                                                                                                                             Mark Bourke
    Chief Financial Officer
       Allied Irish Banks, p.l.c.